August 20, 2025

Keithly Garnett
Chief Financial Officer
NeOnc Technologies Holdings, Inc.
23975 Park Sorrento Suite 205
Calabasas, CA. 91302

       Re: NeOnc Technologies Holdings, Inc.
           Form 8-K filed August 18, 2025
           File No. 001-42567
Dear Keithly Garnett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences